12g3-2(b) file number: 82-34841

antisense
THERAPEUTICS

PROCESSED

NOV 0 3 2006

THOMSON
[redacted]

06018034

SEC MAIL RECEIVED PROCESSING SECTION
OCT 3 0 2006
WASH. D.C. 213

17 October 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
8 September 2006	ASX	Notice of Annual General Meeting & Annual Report	65
3 October 2006	ASX	Seminar by Cr C Frank Bennett at Bio21 Auditorium, 9 October 2006	1
4 October 2006	ASX	ATL1102 Phase IIa Multiple Sclerosis Trial Update	1
10 October 2006	ASX	Results of Annual General Meeting	2
11 October 2006	ASX	Animal Study Results provide further support for the potential of ATL1102 for Multiple Sclerosis	1

Yours sincerely

Kathryn Andrews
Company Secretary & Chief Financial Officer

Encls.

antisense
THERAPEUTICS

3 October 2006

Seminar by Dr C. Frank Bennett at Bio21 Auditorium, Monday 9th October 2006

Antisense Therapeutics Limited (ASX: ANP) is hosting a visit to Australia by Dr C. Frank Bennett, Senior V.P. of Research at Isis Pharmaceuticals Inc (Isis). As the first company to successfully bring an antisense drug to the market (Vitravene®), Isis is the world's leading clinical RNA-based therapeutics company. One of the founding members of Isis, Dr Bennett is recognised as an international leader in the pharmacology of RNA-targeting drugs, and he was recently appointed to the Board of Directors at Antisense Therapeutics. Isis is Antisense Therapeutics' key strategic technology partner and major shareholder.

As part of his visit, Dr. Bennett will be delivering a one-hour seminar at the Bio21 Institute in Parkville, Melbourne on Monday 9th October at 4 pm. His seminar will range from the underlying theory and biology of antisense gene targeting to clinical trial progress in Isis' latest antisense drugs. It will be attended by prominent medical researchers from surrounding, world-class institutes in the Parkville medical biotechnology precinct.

Dr Bennett's seminar will provide insights into how Isis is translating the power of RNA silencing into medicines in clinical practice. This is illustrated by research and clinical data on Isis' 2nd generation antisense cholesterol-lowering drug, ISIS 301012. Interest in RNA-silencing drugs has intensified in recent years, and Dr Bennett's presentation will highlight how the industry leaders believe oligonucleotide therapeutics will be positioned amongst novel medicines in the immediate future.

The Bio21 Institute is a commercially focused hub and incubator for translational R&D in Melbourne.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense
THERAPEUTICS

4 October 2006

ATL1102 Phase IIa Multiple Sclerosis Trial Update

- Trial results reporting guidance moved from Q2'07 to Q3'07
- Additional trial sites to be established to aid in the recruitment of patients
- Current cash reserves sufficient to complete trial

Antisense Therapeutics Limited (ANP) is in the process of establishing additional clinical trial sites in Europe for its Phase IIa trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS) to address the slower than expected rate of patient recruitment.

The design of the 80 patient trial to assess the effectiveness and safety of ATL1102, remains unchanged from that previously reported. ANP anticipates a modification to the enrolment criteria in order to further aid recruitment into the trial.

Currently 9 trial sites in Germany have been initiated and are actively seeking to enrol patients. In addition to adding 3 new sites in Germany, ANP has made submissions to relevant regulatory authorities to establish trial sites in certain Central Eastern European countries. Approximately twenty trial sites are to be initiated in these countries. These sites have been selected based on their prior experience in running MS trials and the enthusiasm of the clinical investigators to participate in the trial.

ANP is not anticipating any material impact on the overall budgeted trial costs and based on its forecasts has sufficient funding in place to complete the trial with results anticipated in the 3rd quarter of 2007.

An update on the progress of patient recruitment will be provided in December 2006.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense
THERAPEUTICS

10 October 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Results of Annual General Meeting: 10 October 2006

As required by section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, the following statistics are provided in respect to each motion set out in the company's Notice of Annual General Meeting, which was lodged with the ASX on 8 September 2006.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Adoption of Remuneration Report

☐ Votes where the proxy directed to vote 'for' the motion	226,411,189
☐ Votes where the proxy was directed to vote 'against' the motion	1,081,787
☐ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	2,640,770
o Other	38,462
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	291,563

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director – Dr C Frank Bennett

☐ Votes where the proxy directed to vote 'for' the motion	227,723,982
☐ Votes where the proxy was directed to vote 'against' the motion	124,128
☐ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	2,525,237
o Other	38,462
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	51,962

The motion was carried on a show of hands as an ordinary resolution.

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL. +61 (3) 9827 8999 FAX +61 (3) 9827 1166 WEB WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

Re-election of Director – Prof George Werther

▫ Votes where the proxy directed to vote 'for' the motion	227,629,189
▫ Votes where the proxy was directed to vote 'against' the motion	216,128
▫ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	2,516,237
o Other	38,462
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	63,755

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director – Prof Graham Mitchell

▫ Votes where the proxy directed to vote 'for' the motion	227,672,189
▫ Votes where the proxy was directed to vote 'against' the motion	164,128
▫ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	2,525,237
o Other	38,462
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	63,755

Yours faithfully

Kathryn Andrews
Company Secretary

antisense THERAPEUTICS

11 October 2006

Animal study results provide further support for the potential of ATL1102 for Multiple Sclerosis

- Current Phase IIa MS trial supported by new animal data
- Antisense drug caused prolonged inhibition of MS therapeutic target
- Long duration of effect on biological activity

Antisense Therapeutics Limited (ANP) is pleased to report positive results from animal experiments conducted on its 2nd generation antisense inhibitor of the VLA-4 (Very Late Antigen-4) protein, which provides further support for the potential of VLA-4 antisense inhibition to treat multiple sclerosis (MS) and other autoimmune diseases.

ANP's drug ATL1102 is a second generation antisense inhibitor of VLA-4, and is currently in Phase IIa trials as a potential treatment for MS.

In autoimmune disease, white blood cells (leucocytes) move out of the bloodstream into the inflamed tissue such as, for example, the central nervous system in MS. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease.

In animal studies conducted by ANP, treatment with a VLA-4 antisense drug caused a significant ($p < 0.05$), 2-fold increase in total leucocyte count in the one month period following cessation of treatment. Other drugs that target VLA-4 (such as Tysabri®) have been shown to increase the number of circulating leucocytes in the blood. It is hypothesized that inhibiting VLA-4 on the surface of these cells stops them binding to blood vessel walls and thereby moving out of the blood into tissues. Increasing levels of circulating leucocytes in the blood is regarded as a valid biological marker for a VLA-4 targeting drug's pharmacological activity.

Another key observation from these experiments was that treatment with the antisense drug significantly ($p < 0.001$) inhibited VLA-4 on relevant leucocytes (lymphocytes). Importantly, the compound's effect was shown to be maintained for one month after the final dose. This extended duration of effect has been observed with other 2nd generation antisense compounds and suggests the potential for less frequent (e.g., once monthly), and therefore more convenient dosing of these agents in patients.

This additional evidence of relevant drug activity, combined with positive data we have previously reported from the use of a VLA-4 antisense drug in animal models of MS, provides the Company with increased confidence of ATL1102's potential in treating MS and other autoimmune diseases.

About the study
The study was conducted by ANP scientists at the Murdoch Childrens Research Institute. Normal mice were given subcutaneous injections of a VLA-4 antisense drug designed for the mouse VLA-4 gene sequence. There were 4-6 animals per treatment group, with mice receiving 10 doses at 30 mg/kg or a saline control. Assays were conducted 37 days after the last dose.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931